Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
SG Building Blocks, Inc.	Delaware
SG Residential, Inc.	Delaware
SG Echo, LLC	Delaware
Clarity Mobile Venture, LLC	Delaware
Safe and Green Development Corp.	Delaware
SG Environmental Solutions Corp.	Delaware